SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2006

Commission file number for securities registered

pursuant to Section 12(b) of the Act: 0-32245

Commission file number for securities registered

pursuant to Section 12(g) of the Act: 1-16269

AMÉRICA MÓVIL, S.A. DE C.V.

(Exact name of registrant as specified in its charter)

America Mobile

(Translation of Registrant’s name into English)

Lago Alberto 366, Colonia Anáhuac, 11320 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

FORWARD-LOOKING STATEMENTS

This current report may contain forward-looking statements. Examples of such forward-looking statements include:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to acquisitions, competition, regulation and rates;

•	statements about our future economic performance or that of Mexico or other countries in which we operate;

•	competitive developments in the telecommunications sector in each of the markets where we currently operate;

•	other factors or trends affecting the telecommunications industry generally and our financial condition in particular; and

•	statements of assumptions underlying the foregoing statements.

We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” in our annual reports on Form 20-F, include economic and political conditions and government policies in Mexico, Brazil or elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made. We do not undertake any obligation to update such statements in light of new information or future developments.

You should evaluate any statements made by us in light of these important factors.

Exhibits

Ratios of Earnings to Fixed Charges	99.1
Recent Developments	99.2
Unaudited Condensed Consolidated Interim Financial Statements of América Móvil, S.A. de C.V. as of and for the ten months ended October 31, 2005 and 2006	99.3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2006

AMÉRICA MÓVIL, S.A. DE C.V.

By:	/S/ CARLOS JOSÉ GARCÍA MORENO ELIZONDO
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer